Robert S. Kant
Tel. 602.445.8302
Fax. 602.445.8100
KantR@gtlaw.com
December 7, 2007
VIA FEDERAL EXPRESS AND
  THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael F. Johnson

Re:	Synaptics Incorporated
Form 10-K for the fiscal year ended June 30, 2007
Filed September 6, 2007
File No. 000-49602

Definitive Proxy Statement on Schedule 14A
Filed September 28, 2007
File No. 000-49602
Ladies and Gentlemen:
     On behalf of our client, Synaptics Incorporated (the “Company”), we are responding to your letter dated November 1, 2007. For your convenience, we are numbering our comments as set forth in your letter.
Form 10-K
Item 1. Business
Customers, page 11
     SEC Comment: 1. Please tell us what consideration was given to more fully discussing the material terms of your business relationships with Compal and Wistron in light of the fact that these customers accounted for approximately 26% of your net revenue for fiscal 2007. See Item 101(c)(1)(vii) of Regulation S-K. Further, please advise whether you are substantially dependent upon relationships with Compal and Wistron for purposes of Item 601(b)(10) of Regulation S-K.

Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax. 602.445.8100

Securities and Exchange Commission
Division of Corporation Finance
Attention: Michael F. Johnson
December 7, 2007

     Company Response: As explained in the Company’s Form 10-K, “[w]e generally supply custom-designed products to our OEM customers through their contract manufacturers. We sell our custom-designed products directly to these contract manufacturers, which include Compal, . . . [and] Wistron . . .” Further, “[w]e consider both the OEMs and their contract manufacturers to be our customers.”
     Compal and Wistron are contract manufacturers that perform services for many computer OEMs. The Company sells to Compal and Wistron as a result of its design wins with computer OEMs that utilize Compal and Wistron to manufacture selected products or components of their products. The Company has no contractual relationships with Compal or Wistron other than the purchase orders they submit for the products they buy from the Company to incorporate into the products of computer OEMs. The Company does not believe the loss of a significant portion of business from either Compal or Winstron would have a material adverse effect on the Company’s revenue, primarily because the computer OEMs have the freedom to choose to use different contract manufacturers to build their products or components of their products. As reflected in the table of the Company’s major customers from Footnote 12 of its financial statements, none of the four customers identified in the table has consistently been a 10% customer over the three-year period ended June 30, 2007 for the reasons discussed above.
Part II
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39
     SEC Comment: 2. We note your disclosure “[t]he overall increase in net revenue was primarily attributable to an 80% increase in unit shipments, reflecting the combination of industry growth and market share gains, partially offset by a lower-priced product mix and general competitive pricing pressure.” Please tell us how you considered quantifying the amount of the net revenue increase attributable to changes in volumes or prices. Refer to Item 303(a)(3)(iii) of Regulation S-K.
     Company Response: As explained in the Company’s Form 10-K, net revenue increased $82.2 million, or 44.6%, which was further broken down as an increase of $68.7 million related to PC applications and $13.5 million related to digital lifestyle product applications. Further, the Company explained that its unit shipments increased by 80% primarily as a result of the combination of industry growth and market share gains, partially offset by a lower priced product mix and general competitive pricing pressure. The Company believes the disclosures included in its 10-K address Item 303(a)(3)(iii) as it quantified the percentage increase in volume, addressed the reasons for the increase in volume, and explained why the percentage increase in volume did not result in a corresponding percentage increase in net revenue.
Greenberg Traurig, LLP

Securities and Exchange Commission
Division of Corporation Finance
Attention: Michael F. Johnson
December 7, 2007

Part III
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 54
     SEC Comment: 3. We note that the company states the information required by Item 404 of Regulation S-K is incorporated by referenced from your definitive proxy statement filed for your 2007 Annual Meeting of Stockholders. Upon review of your proxy statement we are unable to locate this information. Please advise.
     Company Response: The incorporation by reference was correct. There simply were no matters to address in the definitive proxy statement. Had there been such matters, they would have been discussed in the definitive proxy statement.
     Please be advised that we and the Company have carefully reviewed comments 4 through 10 relating to the Compensation Discussion and Analysis and Fiscal 2007 Incentive Compensation Program in the Company’s Definition Proxy Statement. These comments will be considered in connection with the Company’s future filings.
     Please call me at 602-445-8302 if you have any questions.

Sincerely,
/s/ Robert S. Kant
Robert S. Kant

RSK/bfg

cc:	Francis Lee
Russ Knittel
Kermit Nolan
Greenberg Traurig, LLP